April 30, 2019

Ryan Smith
Chief Executive Officer
Investview, Inc.
12 South 400 West
Salt Lake City, UT 84101

       Re: Investview, Inc.
           Amendment No. 5 to Registration Statement on Form S-1
           Filed April 17, 2019
           File No. 333-229341

Dear Mr. Smith:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2019 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed April 17, 2019

Prospectus Summary, page 2

1. We note your disclosure elsewhere in your filing that the shares covered by the CSPA will be purchased at 85% of the lowest closing price of your common stock in the five consecutive trading days immediately preceding the delivery of a purchase notice to the
       Investor from you. Because the securities underlying the CSPA will be issued based on a formula tied to your market price, please disclose the following on your prospectus cover page: (1) the percentage of outstanding securities of the company the shares represent, without giving effect to the conversion or exercise of any outstanding convertible or exercisable securities; and (2) the current number of shares that the investor may sell based on the current market price and ignoring any caps on the number of shares that the
 Ryan Smith
Investview, Inc.
April 30, 2019
Page 2
       investor can own at any time.
Executive Compensation, page 28

2. Please update your executive compensation to include the required disclosure for the year ended March 31, 2019, your last completed fiscal year. See Item 402 of Regulation S-K.
       Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Mara Ransom,
Assistant Director, at (202) 551-3264 with any questions.



                                                           Sincerely,
FirstName LastNameRyan Smith
                                                           Division of
Corporation Finance
Comapany NameInvestview, Inc.
                                                           Office of Consumer
Products
April 30, 2019 Page 2
cc:       Kevin C. Timken
FirstName LastName